Exhibit 99.1

Dr. Reddy's Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills Hyderabad – 500 034, Telangana, India CIN: L85195TG1984PLC004507 Tel: + 91 40 4900 2900 Fax: + 91 40 4900 2999 Email: mail@drreddys.com
Web: www.drreddys.com

March 13, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

This is in furtherance to our intimation dated December 8, 2025, wherein we had informed that Dr. Reddy’s Laboratories SA (“Dr. Reddy’s SA”), a wholly-owned subsidiary of Dr. Reddy’s Laboratories Limited, had entered into a strategic collaboration and exclusive licensing agreement with Immutep SAS, a wholly-owned subsidiary of Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep”), to develop and commercialize Eftilagimod Alfa in all countries outside North America, Europe, Japan, and Greater China.

The Company would like to inform that Immutep has announced on March 13, 2026, that the Independent Data Monitoring Committee (IDMC) for the TACTI-004 Phase III evaluating Eftilagimod alfa (“efti”) in patients in firstline non-small cell lung cancer study has recommended the discontinuation of the trial following a planned interim futility analysis, in accordance with the study protocol. This recommendation followed a review of the available safety and efficacy data.

In response to the IDMC’s recommendation, enrolment in the study will be halted and Immutep will implement an orderly wind-down of the study, including appropriate patient follow-up and site close-out in accordance with regulatory and ethical obligations. Immutep has communicated that it is undertaking a comprehensive review of the available data to better understand the results and determine the appropriate next steps for the program.

Further, Dr Reddy’s SA has, to date, made only the upfront payment to Immutep and continues to engage with Immutep on the appropriate way forward. Immutep remains focused on advancing its pipeline of innovative therapies including Eftilagimod Alpha.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR